UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           Schedule 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No.      )*


                       WESTERN WATER COMPANY
     _______________________________________________________
                         (Name of Issuer)


                           COMMON STOCK
     _______________________________________________________
                  (Title of Class of Securities)

                              959881103
     _______________________________________________________
                          (CUSIP Number)

                         Henry H. Hopkins
                  T. Rowe Price Associates, Inc.
                100 East Pratt Street - 8th Floor
                    Baltimore, Maryland 21202
                           410-345-6640
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           June 9, 2005
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule  13D,  and is filing this schedule because  of  Sections
240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the  following box. X

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 959881103
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   NOT APPLICABLE
     (b)   NOT APPLICABLE


3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*

     OTHER

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER            104,200
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER     1,040,524
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,040,524

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.4%

14   TYPE OF REPORTING PERSON*

     1A
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
 CUSIP No. 959881103
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
    52-1575325

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) NOT APPLICABLE
    (b) NOT APPLICABLE

3   SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*

     WORKING CAPITAL

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER            800,412
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        NONE
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,412

12    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
CERTAIN      SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14   TYPE OF REPORTING PERSON*

     IV

Item 1.   Security and Issuer.

           This Statement relates to shares of common stock (the Common Stock), and shares of the Series C Convertible Redeemable Preferred stock paying dividends of $72.50 per year (the Preferred Stock) of Western Water Company (the Issuer). The
Issuer's principal executive offices are located at 102 Washington Avenue, Point Richmond, California 94801.

Item 2.   Identity and Background.

          (a) - (c), (f) This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the Adviser), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the Accounts).

          Attached as Schedule A hereto and incorporated herein by reference is a table setting forth all of the executive officers and directors of the Adviser and the business address, principal occupation and citizenship of each such person. The Adviser is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a public corporation.

          (d) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The 104,200 shares of Common Stock heretofore acquired on behalf of Accounts managed by the Adviser on a discretionary basis were acquired for the aggregate purchase price of $1,470,537.25, using the funds of the respective Accounts. The 664,500 shares of Common Stock heretofore acquired by the T. Rowe Price Small-Cap Value Fund (SCV Fund) were acquired for the aggregate purchase price of $6,910,718.75, using the funds of the respective Fund.

          The 4,517.723 shares of Series C Convertible Redeemable Preferred stock heretofore acquired by the SCV Fund and the T. Rowe Price New Era Fund (NEF together the Funds) were acquired for the aggregate purchase price of $4,000,000, using the funds of the respective Funds. The Funds are sponsored by the Adviser and serviced by its affiliates.

Item 4.   Purpose of the Transaction.

      On May 24, 2005, the Issuer filed a voluntary petition in the United States Bankruptcy Court, Northern District of California, Oakland Division, seeking reorganization relief under Chapter 11 of the Bankruptcy Code. The Funds hold $499,963 in unsecured promissory notes of the Issuer which the Funds received in exchange for past accrued but unpaid dividends on their shares of Preferred Stock. As unsecured debtors, the Funds were invited to serve on the Official Unsecured Creditors Committee in connection with Issuers bankruptcy proceeding, and on June 7th, the Adviser filed an application for membership on the Committee with the U.S. Trustees office. The U.S. Trustee informally notified the Advisers representative on June 8th of his acceptance of the application.

On behalf of the Funds and the Accounts, the Adviser acquired and continues to hold the shares of Common Stock and Preferred Stock for investment purposes. As one of three members of the
Creditors Committee, the Adviser will be responsible for providing input to the Committee with respect to all facets of the Issuers bankruptcy case, including analyzing, reviewing and negotiating the terms of the Issuers reorganization plan. In its role as Committee member, the Adviser will also negotiate and assist in the development, approval and implementation of the Issuers debtor-in-possession financing and asset sales as part of its plan of reorganization.

Except as specifically set forth herein, neither the Adviser nor any of the persons listed on Schedule A has any present plans or proposals which relate or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any future events of the type described in Item 4 affecting the Issuer, including asset sales, liquidations, or reorganizations, would be subject to the approval of the Bankruptcy Court, after input by all parties to the proceedings, including the Creditors Committee.




Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, an aggregate of 104,200 shares of Common Stock, or 1.3% of the 8,069,000 shares of Common Stock issued and outstanding as of June 9, 2005, are owned on behalf of Accounts; and SCV Fund owns 664,500 shares of Common Stock or 8.2% of the outstanding. In addition, SCV Fund and NEF own an aggregate of 4,517.723 shares of Series C Convertible Redeemable Preferred stock. The Adviser has investment discretion with respect to each of the Accounts and the Funds and the investment decisions with respect to each Account or Fund are made separately. By virtue of its authority to dispose or direct the disposition of the shares of Common Stock and Preferred Stock owned by or on behalf of the Accounts and Funds, the Adviser may be deemed to beneficially own, within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, all such shares, or an aggregate of 768,700 shares or 9.5% of the shares of Common Stock outstanding and 4,517.723 shares of Series C Preferred Stock (see paragraph (b) of this Item 5). Each Account and Fund may terminate the grant of discretionary authority to the Adviser at any time.

          (b) The Adviser has sole power to vote or direct the vote of Accounts holding an aggregate of 104,200 shares of Common
Stock.   Each  Fund votes or directs the vote of  the  shares  of
Common Stock and Preferred Stock owned by it and the Adviser has no authority to vote any such shares; but the personnel making the decision with respect to the voting of shares owned by each Fund are also officers or employees of the Adviser.

As discretionary adviser to the Accounts and the Funds, the Adviser has the authority to dispose or to direct the disposition of all shares of Common and Preferred Stock in the portfolio of each such Account or Fund. Such authority is subject, in the case of both the Accounts and the Funds, to each client's right to terminate the advisory relationship and revoke the discretionary authority, and, in the case of the Funds, to the general supervision of each Fund's Board of Directors or Trustees.

          (c)  Not applicable.

          (d) The Adviser does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Account's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common or Preferred Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common or Preferred Stock is vested in each Account.

          With respect to the shares of Common Stock owned by the Funds, the Funds' custodians, as appointed by the Funds' Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to Be Filed as Exhibits.

          Not Applicable


                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 20, 2005               Date:  June 20, 2005
T. Rowe Price Small-Cap Value      T. Rowe Price Associates, Inc.
         Fund, Inc.




By:  /s/ Joseph A. Carrier          By: /s/ Henry H. Hopkins
     Joseph A. Carrier,                 Henry H. Hopkins,
     Treasurer                          Vice President









                            SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS - T. ROWE PRICE ASSOCIATES, INC.

Listed below are the directors and executive officers of T. Rowe Price Associates, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the directors and executive officers is as an employee of T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.

George A. Roche, Director & President

Edward C. Bernard, Director & Vice President

James A.C. Kennedy, Director & Vice President

Mary J. Miller, Director & Vice President

James S. Riepe, Director & Vice President

Brian C. Rogers, Director & Chief Investment Officer

Kenneth V. Moreland, Chief Financial Officer

Joseph Paul Croteau, Treasurer & Controller

Barbara A. Van Horn, Secretary


Listed below is a director and executive officer of T. Rowe Price
Associates, Inc. who is a citizen of England. The principal occupation of said director and executive officer is as an employee of T. Rowe Price Associates, Inc. and his business address is 60 Queen Victoria Street, London,
EC4N4TZ England.

      David J. L. Warren, Director & Vice President

In  addition,  approximately  274  employees  of  T.  Rowe  Price
Associates, Inc. are Vice Presidents of the firm.


June 20, 2005